Exhibit 99.1

IsoTis Launches OsSatura TCP, Reinforcing Synthetic Product Portfolio

LAUSANNE, Switzerland, and IRVINE, Calif. - July 19, 2004 - IsoTis OrthoBiologics (SWX/Euronext Amsterdam: ISON; TSX: ISO) announced the commercial launch in the US and internationally of OsSatura TCP, extending its synthetic bone graft substitute offering with a faster resorbable product . The roll out of OsSatura TCP (tri-calcium phosphate) to IsoTis’ distributor network was initiated in the last week of June, and is ongoing.

In line with its strategy to build a broader synthetic bone graft substitution portfolio, IsoTis is expanding the OsSatura product family with OsSatura TCP, which has a faster resorption time than its existing OsSatura BCP (bi-calcium phosphate) product. With the market moving to the use of synthetic bone graft substitutes that are geared to specific resorption times, IsoTis can now offer orthopaedic surgeons a wider choice of products on top of its extensive natural bone product offering. OsSatura TCP has US FDA 510(k) clearance, as well as a CE mark.

Pieter Wolters, Chief Executive Officer of IsoTis OrthoBiologics, said: “OsSatura TCP is the first of four new product launches this year, and the first post-merger launch. It is an important expansion of our synthetic product portfolio, reinforcing our position in the synthetic bone graft substitution market, as there is a clear commercial benefit in being able to offer products with different resorption times. ”

Profile IsoTis OrthoBiologics
IsoTis OrthoBiologics was created in Q4 2003 through the merger of GenSci OrthoBiologics, a US-based orthobiology company, and IsoTis SA, a Swiss-Dutch biomedical company. IsoTis OrthoBiologics has approximately 150 employees, a product portfolio with several natural and synthetic bone graft substitutes on the market and several others in development, sales of US$ 24 million in 2003, an established North American independent distribution network of 400 sales representatives, and a rapidly expanding international presence.

The field of orthobiologics combines advances in biotechnology, materials sciences and tissue biology to promote and enhance the body’s natural ability to regenerate and repair musculoskeletal tissue. The company is a dedicated and global orthobiologics player focused on the market of orthopaedics and bone graft substitutes. IsoTis is developing a broad presence in both “natural”demineralized bone matrix (DBM) products and “synthetic” bone graft substitutes, carrier technologies and biologically-based growth factors. Orthobiologics is the fastest growing segment of the US$14 billion orthopedics market.

For additional information on IsoTis Orthobiologics, its products, and the orthobiologics market, please visit the company’s website at www.isotis.com.

For information contact:
Hans Herklots Tel: +41 21 620 6011 Fax: +41 21 620 6060 E-mail: hans.herklots@isotis.com	Louis G. Plourde Tel: + (800) 561-2955 (North America) + (514) 277-5984 E-mail: louis.plourde@isotis.com

Certain statements in this Press Release are “forward-looking statements”, as that term is defined in U.S. federal securities laws, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. These forward-looking statements can be identified by use of words such as ‘strategy,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘will,’ ‘continues,’ ‘estimates,’ ‘intends,’ ‘projects,’ ‘goals,’ ‘targets’ and other words of similar meaning. Such statements are based on the current expectations of the management of IsoTis only. Reliance should not be placed on these statements because they are subject to known and unknown risks and can be affected by factors that are beyond IsoTis’ control. Actual results could differ materially from current expectations due to a number of factors, including the timely commencement and success of clinical trials and research endeavors, delays in receiving U.S. FDA or other regulatory approvals (a.o. EMEA, CE), market acceptance of products, development of competing therapies and technologies, the terms of any future strategic alliances, the need for additional capital, the inability to obtain, or meet conditions imposed for required governmental and regulatory approvals. For a more detailed description of the factors affecting IsoTis, refer to the Joint Information Circular and to IsoTis’ reports submitted to the Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., SEDAR at www.sedar.com, the Toronto Stock Exchange (TSX), and the U.S. Securities and Exchange Commission.

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